Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of Clark, Inc. as of December 31, 2005:

Subsidiary	Jurisdiction of Incorporation or Organization

Clark Consulting, Inc.	Delaware
Clark Reinsurance Company Limited	Cayman Islands
Clark/Bardes of Hawaii, LLC	Hawaii
Clark Securities, Inc.	California
Clark/Bardes of Bermuda, Ltd.	Bermuda
CRG Insurance Agency, Inc.	California
CBC Insurance Revenue Securitization LLC	Delaware
COLI Insurance Agency, Inc.	California
CRG Fiduciary Services, Inc.	California
ECB Insurance Agency, Inc.	California
Executive Benefit Services, Inc.	California
Clark Strategic Advisors, Inc.	Delaware
Medex, Inc.	Texas
Argos Advantage, Inc.	Texas